Endeavour SILVER

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

Three and Nine Months Ended September 30, 2020

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2020	2019

ASSETS

Current assets
Cash and cash equivalents		$44,917	$23,368
Other investments		259	69
Account and other receivables	4,6	17,203	18,572
Income tax receivable		77	4,378
Inventories	5	17,571	13,589
Prepaid expenses		1,910	3,302
Total current assets		81,937	63,278

Non-current deposits		591	606
Deferred financing costs		146
Non-current IVA receivable		2,983	2,048
Deferred income tax asset		5,324	7,136
Intangible assets		614	975
Right-of-use leased assets		1,014	1,337
Mineral properties, plant and equipment	7	90,008	88,333
Total assets		$182,617	$163,713

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$23,048	$19,775
Income taxes payable		1,107	1,947
Loans payable	8	3,783	2,958
Lease liabilities	9	166	164
Total current liabilities		28,104	24,844

Loans payable	8	6,924	5,917
Lease liabilities	9	918	1,074
Provision for reclamation and rehabilitation		8,683	8,403
Deferred income tax liability		778	682
Total liabilities		45,407	40,920

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 157,412,308 shares (Dec 31, 2019 - 141,668,178 shares)	Page 4	515,797	482,170
Contributed surplus	Page 4	9,638	11,482
Retained earnings (deficit)		(388,225)	(370,859)
Total shareholders' equity		137,210	122,793
Total liabilities and shareholders' equity		$182,617	$163,713

Commitments and contingencies (Notes 2, 7, 8, 9, and 16)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Rex McLennan	/s/ Bradford Cooke
Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited - prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2020	2019	2020	2019

Revenue	11	$35,586	$27,642	$77,714	$83,956

Cost of sales:
Direct costs		18,418	20,582	46,940	69,007
Royalties		2,029	446	3,720	1,099
Share-based payments	10 (b)(c)	87	50	270	158
Depreciation, depletion and amortization		8,122	7,054	18,096	21,319
Write down of inventory to net realizable value	5	639	1,224	2,167	5,943
		29,295	29,356	71,193	97,526

Mine operating earnings (loss)		6,291	(1,714)	6,521	(13,570)

Expenses:
Exploration	12	1,670	1,724	5,717	7,264
General and administrative	13	3,695	2,341	8,837	7,392
Severance costs		-	-	-	1,100
Care and maintenance costs		533	-	4,789	-
		5,898	4,065	19,343	15,756

Operating earnings (loss)		393	(5,779)	(12,822)	(29,326)

Finance costs		359	177	1,025	372

Other income (expense):
Foreign exchange		890	(946)	(3,287)	(703)
Investment and other		678	79	1,332	(114)
		1,568	(867)	(1,955)	(817)

Earnings (loss) before income taxes		1,602	(6,823)	(15,802)	(30,515)

Income tax expense (recovery):
Current income tax expense		595	512	1,056	1,394
Deferred income tax expense (recovery)		556	(567)	1,906	(1,740)
		1,151	(55)	2,962	(346)

Net and comprehensive income (loss) for the period		451	(6,768)	(18,764)	(30,169)

Basic and diluted earnings (loss) per share based on net earnings		$0.00	$(0.05)	$(0.13)	$(0.23)

Basic and diluted weighted average number of shares outstanding		156,265,280	137,739,857	148,673,768	133,788,084

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 3

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited - prepared by management)

(expressed in thousands of US dollars, except share amounts)

	Note	Number of shares	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2018		130,781,052	459,109	9,676	(324,005)	144,780

Public equity offerings, net of issuance costs	10 (a)	8,957,167	18,612	-	-	18,612
Exercise of options	10 (b)	170,000	520	(177)	-	343
Share based compensation	10 (b)(c)	-	-	2,613	-	2,613
Expiry and forfeiture of options	10 (b)	-	-	(1,212)	1,212	-
Earnings (loss) for the period		-	-	-	(30,169)	(30,169)
Balance at September 30, 2019		139,908,219	$478,241	$10,900	$(352,962)	$136,179

Public equity offerings, net of issuance costs	10 (a)	1,759,959	3,929	-	-	3,929
Exercise of options	10 (b)	-	-	-	-	-
Share based compensation	10 (b)(c)	-	-	582	-	582
Expiry and forfeiture of options	10 (b)	-	-	-	-	-
Earnings (loss) for the period		-	-	-	(17,897)	(17,897)
Balance at December 31, 2019		141,668,178	$482,170	$11,482	$(370,859)	$122,793

Public equity offerings, net of issuance costs	10 (a)	13,804,530	25,206	-	-	25,206
Exercise of options	10 (b)	1,939,600	8,421	(2,832)	-	5,589
Share based compensation	10 (b)(c)	-	-	2,386	-	2,386
Expiry and forfeiture of options	10 (b)	-	-	(875)	875	-
Expiry and forfeiture of performance share units	10 (c)			(523)	523	-
Earnings (loss) for the period		-	-	-	(18,764)	(18,764)
Balance at September 30, 2020		157,412,308	$515,797	$9,638	$(388,225)	$137,210

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2020	2019	2020	2019

Operating activities
Net earnings (loss) for the period		$451	$(6,768)	$(18,764)	$(30,169)

Items not affecting cash:
Share-based compensation	10 (b)(c)	793	763	2,386	2,613
Depreciation, depletion and amortization		8,296	7,194	18,777	21,735
Deferred income tax expense (recovery)		556	(567)	1,906	(1,740)
Unrealized foreign exchange loss (gain)		(779)	48	(265)	155
Finance costs		377	177	1,025	372
Write off of mineral properties		-	-	-	45
Write down of inventory to net realizable value	5	639	1,224	2,167	5,943
Loss on asset disposal		27	-	162	-
Unrealized loss (gain) on other investments		(76)	(3)	(190)	24
Net changes in non-cash working capital	14	5,288	(7,333)	5,110	(13,213)
Cash from (used in) operating activities		15,572	(5,265)	12,314	(14,235)

Investing activities
Proceeds on disposal of property, plant and equipment		50	-	150	-
Mineral property, plant and equipment expenditures	7	(8,561)	(5,497)	(18,945)	(15,160)
Intangible asset expenditures		-	-	-	(204)
Cash used in investing activities		(8,511)	(5,497)	(18,795)	(15,364)

Financing activities
Repayment of loans payable	8	(847)	(410)	(2,173)	(662)
Repayment of lease liabilities	9	(45)	(51)	(137)	(154)
Interest paid	8,9	(235)	(125)	(696)	(216)
Public equity offerings	10(a)	2,179	10,255	26,367	19,446
Exercise of options	10(b)	5,569	343	5,589	343
Share issuance costs	10(a)	(96)	(298)	(1,133)	(586)
Cash from financing activities		6,525	9,714	27,817	18,171

Effect of exchange rate change on cash and cash equivalents		833	(72)	213	38

Increase (decrease) in cash and cash equivalents		13,586	(1,048)	21,336	(11,428)
Cash and cash equivalents, beginning of the period		30,498	23,106	23,368	33,376
Cash and cash equivalents, end of the period		$44,917	$21,986	$44,917	$21,986

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 5

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the consolidated financial statements for issue on November 4, 2020.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

On March 31, 2020, the Mexican government declared a national health emergency with extraordinary measures due to the COVID-19 pandemic. Numerous health precautions were decreed, including the suspension of non-essential businesses, with only essential services to remain open. As at March 31, 2020 mining did not qualify as an essential service so for the protection of the Company's staff, employees, contractors and communities, the Company suspended its three mining operations in Mexico as of April 1, 2020 as mandated by the Mexican government. The Company retained essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Non-essential employees were sent home to self-isolate and stay healthy, while continuing to receive their base pay. The suspension of activities ceased in May 2020, when mining was declared an essential business.

The Company implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  At each site, Endeavour is following government health protocols and is closely monitoring the pandemic with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid contracting and spreading the virus, and procedures to follow if symptoms are experienced.

The Company's long term business could be significantly adversely affected by the effects of the COVID-19 pandemic. The Company cannot accurately predict the impact COVID-19 will have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, on-going restrictions to mining and processing operations and drill programs, and other factors that will depend on future developments beyond the Company's control. In addition, the COVID-19 pandemic could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company's operating results and ability to raise capital. As of September 30, 2020, the Company held $44.9 million in cash and $53.8 million in working capital, the COVID-19 global pandemic is dynamic and given COVID-19 virus cases continue to rise at a significant rate across Mexico and globally, any future restrictions could have a material effect on the Company's financial position. Management believes there is sufficient working capital to meet the Company's current obligations, however the ultimate duration and severity of the COVID-19 pandemic is uncertain and could impact the financial liquidity of the Company.  The Company may be required to raise additional funds through future debt or equity financings in order to carry out its business plans.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V. and Terronera Precious Metals S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 6

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2019 except that the Company has changed its presentation of concentrate treatment and refining costs of sales to presenting as a reduction in revenue.  The prior period amounts have also been reclassified.

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022.  The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2019 and accordingly should be read in conjunction with the Company's annual audited financial statements for the year ended December 31, 2019.  The Company considered the effects of the COVID-19 pandemic, including its assumptions on liquidity (see Note 2) and long-lived asset impairment indicators.  Management concluded the suspension of mining operations was temporary, therefore not an indicator of impairment for any of its mine CGUs.

4. ACCOUNTS AND OTHER RECEIVABLES

		September 30	December 31
	Note	2020	2019

Trade receivables (1)		$7,846	$6,722
IVA receivables		9,120	10,572
Due from related parties	6	1	1
Other receivables		236	1,277
		$17,203	$18,572

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Compas mines.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 17).

5. INVENTORIES

	September 30	December 31
	2020	2019

Warehouse inventory	$7,732	$8,342
Finished Goods inventory(1)	6,027	2,313
Work in process inventory	270	457
Stockpile inventory(2)	3,542	2,477
	$17,571	$13,589

(1) The finished goods inventory balance at September30, 2020 is net of a write down to net realizable value of $161 (December 31, 2019 - Nil) for the El Compas mine.
(2) The stockpile inventory balance at September 30, 2020 is net of a write down to net realizable value of $478 (December 31, 2019 - $576) for stockpile inventory held at the El Compas mine.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 7

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

6. RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of related parties on a full cost recovery basis.  The charges for these costs totaled $1 and $3 for the three and the nine months ended September 30, 2020 (September 30, 2019 - $2 and $6 respectively). The Company has a $1 net receivable related to these costs as of September 30, 2020 (December 31, 2019 - $1).

The Company was charged $64 and $206 for legal services for the three and the nine months ended September 30, 2020 respectively by a legal firm in which the Company's corporate secretary is a partner (September 30, 2019 - $33 and $147 respectively). The Company has $32 payable to the legal firm as at September 30, 2020 (December 31, 2019 - $33).

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2018	516,227	102,501	66,255	12,344	12,234	709,561

Additions	18,040	1,509	10,292	612	1,101	31,554
Disposals	(45)		(71)			(116)

Balance at December 31, 2019	$534,222	$104,010	$76,476	$12,956	$13,335	$740,999

Additions	12,928	2,561	6,916	108	488	23,001
Disposals		(71)	(2,834)		(474)	(3,379)

Balance at September 30, 2020	$547,150	$106,500	$80,558	$13,064	$13,349	$760,621

Accumulated amortization and impairment

Balance at December 31, 2018	465,901	88,498	47,813	9,674	8,898	620,784

Amortization	23,862	3,698	2,970	186	1,184	31,900
Disposals			(18)			(18)

Balance at December 31, 2019	$489,763	$92,196	$50,765	$9,860	$10,082	$652,666

Amortization	13,152	3,072	3,298	236	1,099	20,857
Disposals		(71)	(2,381)		(458)	(2,910)

Balance at September 30, 2020	$502,915	$95,197	$51,682	$10,096	$10,723	$670,613

Net book value
At December 31, 2019	$44,459	$11,814	$25,711	$3,096	$3,253	$88,333
At September 30, 2020	$44,235	$11,303	$28,876	$2,968	$2,626	$90,008

Included in Mineral properties is $13,700 in acquisition costs for exploration and evaluation properties (December 31, 2019 - $12,619).

As of September 30, 2020, the Company has $920 committed to capital equipment purchases.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 8

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

8. LOANS PAYABLE

	September 30,	December 31,
	2020	2019

Balance at the beginning of the period	$8,875	$-
Increase in software and equipment financing	4,010	10,218
Finance cost	632	301
Repayments of principal	(2,173)	(1,343)
Repayments of finance costs	(632)	(301)
Effects of movements in exchange rates	(5)	-
Balance at the end of the period	$10,707	$8,875

Statements of Financial Position Presentation
Current loans payable	$3,783	$2,958
Non-Current loans payable	6,924	5,917
Total	$10,707	$8,875

The Company has entered into financing arrangements for software licenses totaling $1,086 and equipment totaling $13,142, with terms ranging from 1 year to 4 years.  The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 8%.

The equipment financing is secured by the underlying equipment purchased and is subject to various covenants and as at September 30, 2020 the Company was in compliance with these covenants.  As at September 30, 2020, the net book value of equipment includes $12.6 million of equipment pledged as security for the equipment financing.

In April 2020, the Company entered into an agreement to defer principal repayments for a 3-month period on $8.5 million of the equipment loans and resumed regular payments in August 2020.

9. LEASE LIABILITIES

The Company leases office space, warehouse space and the El Compas plant. These leases are for periods of one to ten years. Certain leases include an option to renew the lease after the end of the contract term and/or provide for payments that are indexed to local inflation rates.

The following table presents the lease obligations of the Company:

	For the nine months ended	For the year ended
	September 30,	December 31,
	2020	2019

Lease liabilities at the beginning of the period	$1,238	$1,422
Additions	32	8
Interest	64	93
Payments	(201)	(339)
Effects of movement in exchange rates	(49)	54
Balance at the end of the period	1,084	1,238

Less: Current portion	(166)	(164)
Non-Current Lease Liabilities	$918	$1,074

The following table presents lease liability maturity - contractual undiscounted cash flows for the Company:

	September 30,	December 31,
	2020	2019

Less than one year	$245	$240
One to five years	672	724
More than five years	465	586
Total	$1,382	$1,550

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 9

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

The following amounts have been recognized in Profit or Loss:

	Three Months Ended		Nine Months Ended
	Sept 30, 2020	Sept 30, 2019	Sept 30, 2020	Sept 30, 2019

Interest on lease liabilities	$20	$25	$64	$69
Foreign exchange	32	29	(49)	29
Expenses related to short-term leases	64	153	331	268

As at September 30, 2020, the lease liabilities have a weighted-average interest rate of 7.4%.  For the three and nine months ended September 30, 2020, the Company recognized $20 and $64 respectively, in interest expense on the lease liabilities (September 30, 2019 - $25 and $69 respectively) and $64 and $331 respectively related to short term rental (September 30, 2019 - $153 and $268 respectively), primarily for rented mining equipment and employee housing.

10. SHARE CAPITAL

(a) Public Offerings

In April 2018, the Company filed a short form base shelf prospectus that qualified for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities could be effected from time to time in one or more transactions at a fixed price or prices, which could be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market" ("ATM") distributions.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the "Agents").  Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $35.7 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

From January 1, 2020 to April 21, 2020, the Company issued the final 2,164,119 common shares under this ATM facility at an average price of $1.56 per share for gross proceeds of $3,367, less commission of $76 and recognized $147 of transaction costs related to this ATM financing as share issuance costs, which have been presented net of share capital.

In April 2020 the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are ATM distributions.

On May 14, 2020, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., TD Securities, Roth Capital Partners, B. Riley FBR, Inc. and A.G.P./Alliance Global Partners (together, the "Agents").  Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $23 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

From May 14, 2020 to September 30, 2020, the Company issued 11,640,411 common shares under this ATM facility at an average price of $1.976 per share for gross proceeds of $23,000, less commission of $564 and recognized $374 of transaction costs related to this ATM financing as share issuance costs, which have been presented net of share capital.

In total, during the nine months ended September 30, 2020, the Company issued 13,804,530 common shares under the combined ATM facilities at an average price of $1.91 per share for gross proceeds of $26,367, less commission of $640 and recognized $521 of transaction costs related to the ATM financings as share issuance costs, which have been presented net of share capital.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 10

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

On October 1, 2020, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co. LLC, TD Securities Inc., Roth Capital Partners, LLC, B. Riley Securities Inc. and A.G.P./Alliance Global Partners (together, the "Agents").  Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60 million on the New York Stock Exchange.  The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

(b) Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and re-ratified in 2018, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company's stock option plan and changes during the year:

Expressed in Canadian dollars	Nine Months Ended		Year Ended
	September 30, 2020		December 31, 2019
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Outstanding, beginning of the year	6,923,000	$3.74	5,987,800	$3.96
Granted	2,490,000	$2.22	1,759,000	$3.22
Exercised	(1,939,600)	$3.81	(170,000)	$2.65
Expired and forfeited	(958,700)	$2.75	(653,800)	$4.58
Outstanding, end of the period	6,514,700	$3.29	6,923,000	$3.74

Options exercisable at the end of the period	4,674,100	$3.63	5,614,300	$3.84

During the nine months ended September 30, 2020, the weighted-average share price at the date of exercise was $5.53 (Year ended December 31, 2019 - $3.24)

The following table summarizes the information about stock options outstanding at September 30, 2020:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable

	Number	Weighted Average	Weighted Average	Number Exercisable	Weighted Average
	Outstanding	Remaining
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	September 30, 2020	(Number of Years)	Price	September 30, 2020	Price

$1.00 - $1.99	32,000	4.5	$1.76	-
$2.00 - $2.99	2,241,800	4.4	$2.15	803,800	$2.15
$3.00 - $3.99	2,112,400	3.1	$3.46	1,789,800	$3.50
$4.00 - $4.99	2,068,500	1.1	$4.31	2,068,500	$4.31
$5.00 - $5.99	60,000	5.0	$5.60	12,000	$5.60
	6,514,700	2.9	$3.29	4,674,100	$3.63

During the three and nine months ended September 30, 2020, the Company recognized share-based compensation expense of $445 and $1,518 respectively (September 30, 2019 - $487 and 1,866 respectively) based on the fair value of the vested portion of options granted in the current and prior years.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 11

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Weighted-average fair value of option in CAN$	$1.02	$1.57
Risk-free interest rate	1.08%	1.75%
Expected dividend yield	0%	0%
Expected stock price volatility	61%	64%
Expected option life in years	3.82	3.83

(c) Performance Share Units Plan

The Company has a Performance Share Unit ("PSU") plan whereby performance share units may be granted to employees of the Company. Once performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The maximum number of common shares authorized for issuance from treasury under the PSU plan is 2,000,000.

	Nine Months Ended	Year Ended
	September 30, 2020	December 31, 2019
	Number of units	Number of units

Outstanding, beginning of year	1,219,000	616,000
Granted	882,000	603,000
Cancelled	(296,000)	-
Outstanding, end of period	1,805,000	1,219,000

There were 882,000 PSUs granted during the nine months ended September 30, 2020 (September 30, 2019 - 603,000).  The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria is based on the Company's share price performance relative to a representative group of other mining companies. 388,000 PSUs vest on May 3, 2021, 535,000 PSUs vest on March 3, 2022 and 882,000 PSUs vest on March 1, 2023.

During the three and nine months ended September 30, 2020, the Company recognized share-based compensation expense of $348 and $868 respectively related to the PSUs (September 30, 2019 -$276 and $747 respectively).

(d) Deferred Share Units

The Company has a Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement.

Expressed in Canadian dollars	Nine Months Ended		Year Ended
	September 30, 2020		December 31, 2019

	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price
Outstanding, beginning of year	889,385	$3.36	652,276	$3.48
Granted	374,193	$2.15	237,109	$3.02
Outstanding, end of period	1,263,578	$3.00	889,385	$3.36

Fair value at period end	1,263,578	$4.68	889,385	$3.13

During the three and nine months ended September 30, 2020, the Company recognized an expense on director's compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $1,572 and $2,286 respectively (September 30, 2019 - expense of $192 and $530  respectively) based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years.  As of September 30, 2020, there are 1,263,578 deferred share units outstanding (December 31, 2019 - 889,385) with a fair market value of $4,425 (December 31, 2019 - $2,138) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 12

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

11. REVENUE

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Silver Sales (1)	$18,588	$14,633	$39,604	$47,726
Gold Sales (1)	17,560	13,956	39,445	39,388
Less: smelting and refining costs	(562)	(947)	(1,335)	(3,158)
Revenue	$35,586	$27,642	$77,714	$83,956

(1) Changes in fair value from provisional pricing in the period are included in silver and gold sales.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Revenue by product	2020	2019	2020	2019

Concentrate sales	$17,959	$17,624	$34,687	$54,592
Provisional pricing adjustments	427	129	1,054	525
Total revenue from concentrate sales	18,386	17,753	35,741	55,117
Dore sales	17,200	9,889	41,973	28,839
Total revenue	$35,586	$27,642	$77,714	$83,956

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

12. EXPLORATION

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019

Depreciation and depletion	$104	$59	$283	$179
Share-based compensation	104	136	100	447
Salaries, wages and benefits	641	718	1,850	2,571
Direct exploration expenditures	821	811	3,484	4,067
	$1,670	$1,724	$5,717	$7,264

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 13

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

13. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
	2020	2019	2020	2019

Depreciation and depletion	$44	$81	$153	$237
Share-based compensation	602	577	2,016	2,008
Salaries, wages and benefits	2,287	848	4,260	2,699
Direct general and administrative	762	835	2,408	2,448
	$3,695	$2,341	$8,837	$7,392

Included in salaries, wages and benefits is an expense of $1,572 and $2,286 respectively on directors' deferred share units for the three and nine months ended September 30, 2020 (September 30, 2019 -expense of $192 and $530 respectively).

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Net changes in non-cash working capital:
Accounts receivable	$1,763	$(2,646)	$4,735	$(2,535)
Inventories	(3,153)	(4,331)	(3,242)	(6,378)
Prepaid expenses	41	187	1,343	731
Accounts payable and accrued liabilities	6,225	(443)	3,114	(2,682)
Income taxes payable	412	(100)	(840)	(2,349)
	$5,288	$(7,333)	$5,110	(13,213)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$2,823	$177	$2,832	$177
Fair value of capital assets acquired under finance loans	$523	$-	$4,010	$-

Other cash disbursements:
Income taxes paid	$155	$522	$1,455	$2,204
Special mining duty paid	$-	$-	$-	$1,670

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 14

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

15. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has three operating mining segments located in Mexico, Guanaceví, Bolañitos and El Compas, the El Cubo mine which is on care and maintenance, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

September 30, 2020
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total

Cash and cash equivalents	$32,293	$835	$5,971	$3,521	$2,119	$178	$44,917
Other Investments	259	-	-	-	-	-	259
Accounts receivables	58	1,803	2,786	8,464	3,367	725	17,203
Income tax receivable	-	5	27	27	-	18	77
Inventories	-	-	10,647	4,598	2,055	271	17,571
Prepaid expenses	526	83	915	272	16	98	1,910
Non-current deposits	76	-	306	135	-	74	591
Deferred financing costs	146	-	-	-	-	-	146
Non-current IVA receivable	-	656	2,017	-	-	310	2,983
Deferred income tax asset	-	-	2,434	2,890	-	-	5,324
Intangible assets	6	85	173	116	77	157	614
Right-of-use leased assets	671	-	-	131	212	-	1,014
Mineral property, plant and equipment	330	15,989	36,509	23,798	10,154	3,228	90,008
Total assets	$34,365	$19,456	$61,785	$43,952	$18,000	$5,059	$182,617

Accounts payable and accrued liabilities	$7,635	$980	$8,460	$4,263	$1,092	$618	$23,048
Income taxes payable	-	-	1,083	24	-	-	1,107
Loans payable	508	-	3,419	6,780	-	-	10,707
Lease obligations	956	-	-	128	-	-	1,084
Provision for reclamation and rehabilitation	-	-	2,211	1,871	129	4,472	8,683
Deferred income tax liability	-	-	-	513	265	-	778
Total liabilities	$9,099	$980	$15,173	$13,579	$1,486	$5,090	$45,407

December 31, 2019
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total

Cash and cash equivalents	$13,065	$855	$7,372	$1,700	$353	$23	$23,368
Other Investments	69	-	-	-	-	-	69
Accounts receivables	1,068	2,568	4,574	6,999	4,819	2,922	22,950
Inventories	-	-	7,441	2,426	2,094	1,628	13,589
Prepaid expenses	905	1,029	619	572	25	152	3,302
Non-current deposits	76	-	305	151	-	74	606
Non-current IVA receivable	-	355	824	-	-	869	2,048
Deferred income tax asset	-	-	2,837	4,299	-	-	7,136
Intangible assets	28	160	269	224	137	157	975
Right-of-use leased assets	745			175	417	-	1,337
Mineral property, plant and equipment	380	13,064	34,006	19,757	17,106	4,020	88,333
Total assets	$16,336	$18,031	$58,247	$36,303	$24,951	$9,845	$163,713

Accounts payable and accrued liabilities	$6,729	$855	$7,079	$2,872	$1,403	$837	$19,775
Income taxes payable	368	-	696	840	-	43	1,947
Loans payable	774	-	2,058	6,043	-	-	8,875
Lease obligations	1,050	-	-	188	-	-	1,238
Provision for reclamation and rehabilitation	-	-	2,182	1,848	124	4,249	8,403
Deferred income tax liability	-	-	-	513	169	-	682
Total liabilities	$8,921	$855	$12,015	$12,304	$1,696	$5,129	$40,920

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 15

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Three months ended September 30, 2020
Silver sales	$-	$-	$15,097	$2,905	$586	$-	$18,588
Gold sales	-	-	2,103	11,309	4,148	-	17,560
Less: smelting and refining costs				(429)	(133)		(562)
Total revenue	$-	$-	$17,200	$13,785	$4,601	$-	$35,586

Salaries, wages and benefits:
mining	$-	$-	$1,461	$865	$464	$-	$2,790
processing	-	-	474	304	268	-	1,046
administrative	-	-	710	618	390	-	1,718
stock based compensation	-	-	34	26	27	-	87
change in inventory	-	-	(537)	38	4	-	(495)
Total salaries, wages and benefits	-	-	2,142	1,851	1,153	-	5,146

Direct costs:
mining	-	-	4,849	2,791	886	-	8,526
processing	-	-	2,704	1,046	810	-	4,560
administrative	-	-	992	646	546	-	2,184
change in inventory	-	-	(1,940)	(74)	103	-	(1,911)
Total direct production costs	-	-	6,605	4,409	2,345	-	13,359

Depreciation and depletion:
depreciation and depletion	-	-	2,964	3,105	2,912	-	8,981
change in inventory	-	-	(767)	(83)	(9)	-	(859)
Total depreciation and depletion	-	-	2,197	3,022	2,903	-	8,122

Royalties	-	-	1,795	68	166	-	2,029
Write down of inventory to NRV	-	-	-	-	639	-	639

Total cost of sales	$-	$-	$12,739	$9,350	$7,206	$-	$29,295

Care and maintenance costs	-	-	-	-	-	533	533

Earnings (loss) before taxes	$(2,486)	$(1,670)	$4,461	$4,435	$(2,605)	$(533)	$1,602

Current income tax expense (recovery)	-	-	516	65	14	-	595
Deferred income tax expense (recovery)	-	-	(80)	655	(19)	-	556
Total income tax expense (recovery)	-	-	436	720	(5)	-	1,151

Net earnings (loss)	$(2,486)	$(1,670)	$4,025	$3,715	$(2,600)	$(533)	$451

Costs associated with the suspension of operation activities due to COVID-19 have been recognized as care and maintenance costs.

The Exploration segment included $142 of costs incurred in Chile for the three months ended September 30, 2020 (September 30, 2019 - $214).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 16

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Three months ended September 30, 2019
Silver sales	$-	$-	$7,916	$1,881	$889	$3,947	$14,633
Gold sales	-	-	1,973	3,436	5,258	3,289	13,956
Less: smelting and refining costs	-	-	-	(325)	(181)	(441)	(947)
Total revenue	$-	$-	$9,889	$4,992	$5,966	$6,795	$27,642

Salaries, wages and benefits:
mining	$-	$-	$1,415	$1,432	$91	$1,364	$4,302
processing	-	-	403	288	165	293	1,149
administrative	-	-	615	503	277	632	2,027
stock based compensation	-	-	14	12	12	12	50
change in inventory	-	-	(456)	(437)	90	46	(757)
Total salaries, wages and benefits	-	-	1,991	1,798	635	2,347	6,771

Direct costs:
mining	-	-	4,207	2,523	964	2,845	10,539
processing	-	-	1,854	669	522	790	3,835
administrative	-	-	586	387	230	603	1,806
change in inventory	-	-	(1,440)	(1,276)	366	31	(2,319)
Total direct production costs	-	-	5,207	2,303	2,082	4,269	13,861

Depreciation and depletion:
depreciation and depletion	-	-	3,004	936	1,587	1,502	7,029
change in inventory	-	-	(342)	(356)	688	35	25
Total depreciation and depletion	-	-	2,662	580	2,275	1,537	7,054

Royalties	-	-	255	31	127	33	446
Write down of inventory to NRV	-	-	276	-	948	-	1,224

Total cost of sales	$-	$-	$10,391	$4,712	$6,067	$8,186	$29,356

Severance costs	-	-	-	-	-	-	-

Earnings (loss) before taxes	$(3,385)	$(1,724)	$(502)	$280	$(101)	$(1,391)	$(6,823)

Current income tax expense (recovery)	-	-	107	292	-	113	512
Deferred income tax expense (recovery)	-	-	512	(549)	-	(530)	(567)
Total income tax expense (recovery)	-	-	619	(257)	-	(417)	(55)

Net earnings (loss)	$(3,385)	$(1,724)	$(1,121)	$537	$(101)	$(974)	$(6,768)

The prior period direct processing costs and total revenue have been presented to reflect a change to present revenue net of concentrate smelting and refining costs.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 17

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Nine months ended September 30, 2020
Silver sales	$-	$-	$33,513	$4,958	$1,133	$-	$39,604
Gold sales	-	-	8,460	21,643	9,342	-	39,445
Less: smelting and refining costs				(1,013)	(322)		(1,335)
Total revenue	$-	$-	$41,973	$25,588	$10,153	$-	$77,714

Salaries, wages and benefits:
mining	$-	$-	$4,026	$2,478	$745	$-	$7,249
processing	-	-	1,228	816	644	-	2,688
administrative	-	-	1,802	1,712	751	-	4,265
stock based compensation	-	-	98	86	86	-	270
change in inventory	-	-	(597)	(200)	(147)	-	(944)
Total salaries, wages and benefits	-	-	6,557	4,892	2,079	-	13,528

Direct costs:
mining	-	-	11,811	6,438	2,329	-	20,578
processing	-	-	6,479	2,275	1,612	-	10,366
administrative	-	-	2,061	1,466	1,073	-	4,600
change in inventory	-	-	(1,752)	(609)	499	-	(1,862)
Total direct production costs	-	-	18,599	9,570	5,513	-	33,682

Depreciation and depletion:
depreciation and depletion	-	-	6,961	6,729	6,191	-	19,881
change in inventory	-	-	(1,025)	(562)	(198)	-	(1,785)
Total depreciation and depletion	-	-	5,936	6,167	5,993	-	18,096

Royalties	-	-	3,197	128	395	-	3,720
Write down of inventory to NRV	-	-	-	-	2,167	-	2,167

Total cost of sales	$-	$-	$34,289	$20,757	$16,147	$-	$71,193

Care and maintenance costs	-	-	886	832	504	2,567	4,789

Earnings (loss) before taxes	$(11,817)	$(5,717)	$6,798	$3,999	$(6,498)	$(2,567)	$(15,802)

Current income tax expense (recovery)	-	-	797	212	47	-	1,056
Deferred income tax expense (recovery)	-	-	403	1,407	96	-	1,906
Total income tax expense (recovery)	-	-	1,200	1,619	143	-	2,962

Net earnings (loss)	$(11,817)	$(5,717)	$5,598	$2,380	$(6,641)	$(2,567)	$(18,764)

Costs associated with the suspension of operation activities due to COVID-19 have been recognized as care and maintenance costs.

The Exploration segment included $593 of costs incurred in Chile for the nine months ended September 30, 2020 (September 30, 2019 - $900).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 18

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	El Cubo	Total
Nine months ended September 30, 2019
Silver sales	$-	$-	$23,482	$8,041	$1,087	$15,116	$47,726
Gold sales	-	-	5,357	14,391	6,985	12,655	39,388
Less: smelting and refining costs	-	-	-	(1,285)	(277)	(1,596)	(3,158)
Total revenue	$-	$-	$28,839	$21,147	$7,795	$26,175	$83,956

Salaries, wages and benefits:
mining	$-	$-	$5,160	$3,803	$183	$4,479	$13,625
processing	-	-	1,221	862	354	1,026	3,463
administrative	-	-	2,069	1,519	661	2,215	6,464
stock based compensation	-	-	41	39	39	39	158
change in inventory	-	-	(517)	(69)	(33)	10	(609)
Total salaries, wages and benefits	-	-	7,974	6,154	1,204	7,769	23,101

Direct costs:
mining	-	-	13,806	7,265	1,926	8,547	31,544
processing	-	-	5,377	2,583	1,095	2,322	11,377
administrative	-	-	1,820	1,028	405	1,797	5,050
change in inventory	-	-	(1,234)	(501)	(196)	24	(1,907)
Total direct production costs	-	-	19,769	10,375	3,230	12,690	46,064

Depreciation and depletion:
depreciation and depletion	-	-	10,909	2,775	3,555	5,243	22,482
change in inventory	-	-	(258)	(379)	(605)	79	(1,163)
Total depreciation and depletion	-	-	10,651	2,396	2,950	5,322	21,319

Royalties	-	-	684	118	167	130	1,099
Write down of inventory to NRV	-	-	2,705	-	3,238	-	5,943

Total cost of sales	$-	$-	$41,783	$19,043	$10,789	$25,911	$97,526

Severance costs	-	-	-	-	-	1,100	1,100

Earnings (loss) before taxes	$(8,581)	$(7,264)	$(12,944)	$2,104	$(2,994)	$(836)	$(30,515)

Current income tax expense (recovery)	-	-	333	636	-	425	1,394
Deferred income tax expense (recovery)	-	-	60	(1,800)	-	-	(1,740)
Total income tax expense (recovery)	-	-	393	(1,164)	-	425	(346)

Net earnings (loss)	$(8,581)	$(7,264)	$(13,337)	$3,268	$(2,994)	$(1,261)	$(30,169)

The prior period direct processing costs and total revenue have been presented to reflect a change to present revenue net of concentrate smelting and refining costs.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 19

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

16. INCOME TAXES

Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($5,300) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million owed ($1,800) in taxes, MXN 17.7 million ($800) in inflationary charges, MXN 40.4 million ($1,800) in interest and MXN 23.0 million ($1,000) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 7.6 million ($300) and inflationary charges of MXN 11.5 million ($500) has accumulated.

Included in the Company's consolidated financial statements, are net assets of $595, including $42 in cash, held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of September 30, 2020, and December 31, 2019, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $595.  The Company is currently assessing MSCG's settlement options based on on-going court proceedings and discussion with the tax authorities.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2,500) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1,000) for taxes, MXN 21.0 million ($900) for penalties, MXN 10.4 million ($400) for interest and MXN 3.0 million ($100) for inflation.

Due to the denial of certain suppliers for income tax purposes, the invoices are deemed ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($600) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. Cubo has provided a lien on certain El Cubo mining concessions during the appeal process. Since issuance of the assessment interest charges of MXN 4.9 million ($200) and inflationary charges of MXN 0.9 million ($100) has accumulated.

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may improperly apply, re-interpret legislation or disregard precedents and it is possible that of these uncertainties may be resolved unfavorably for the Company.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 20

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at September 30, 2020, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	44,917	44,917	44,917
Other Investments	259	-	259	259
Trade receivables	7,725	121	7,846	7,846
Other receivables	-	236	236	236
Total financial assets	7,984	45,274	53,258	53,258

Financial liabilities:
Accounts payable and accrued liabilities	4,425	18,623	23,048	23,048
Loans payable	-	10,707	10,707	10,707
Total financial liabilities	4,425	29,330	33,755	33,755

Fair value measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Other investments, which are comprised of Marketable securities, are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.  As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Deferred share units are determined based on a market approach reflecting the Company's closing share price.

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

The Company determines the fair value of the Share Appreciation Rights liability using an option-pricing model.

Level 3:

The Company has no assets or liabilities included in Level 3 of the fair value hierarchy

There were no transfers between levels 1, 2 and 3 during the period ended September 30, 2020.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 21

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

Assets and liabilities as at September 30, 2020 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	259	259	-	-
Trade receivables	7,725	-	7,725	-
Total financial assets	7,984	259	7,725	-

Financial liabilities:
Deferred share units	4,425	4,425	-	-
Total financial liabilities	4,425	4,425	-	-

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 22

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE Suite #1130, 609 Granville Street

 Vancouver, BC, Canada  V7Y 1G5

Telephone: (604) 685-9775

1-877-685-9775

Facsimile: (604) 685-9744

Website: www.edrsilver.com

DIRECTORS Geoff Handley

 Margaret Beck

 Ricardo Campoy

 Bradford Cooke

Rex McLennan

Kenneth Pickering

Mario Szotlender

OFFICERS Bradford Cooke - Chief Executive Officer

Godfrey Walton - President

Donald Gray - Chief Operating Officer

Dan Dickson - Chief Financial Officer

Nicholas Shakesby - Vice President, Operations

Luis Castro - Vice-President, Exploration

Dale Mah - Vice-President, Corporate Development

Christine West - Vice-President, Controller

Bernard Poznanski - Corporate Secretary

REGISTRAR AND Computershare Trust Company of Canada

TRANSFER AGENT 3rd Floor - 510 Burrard Street

Vancouver, BC, V6C 3B9

AUDITORS KPMG LLP

777 Dunsmuir Street

Vancouver, BC, V7Y 1K3

SOLICITORS Koffman Kalef LLP

19th Floor - 885 West Georgia Street

Vancouver, BC, V6C 3H4

SHARES LISTED Toronto Stock Exchange

Trading Symbol - EDR

New York Stock Exchange

Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	Page 23